03010677

NO ACT
P.E 1-7-03
1-14365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2003

David F. Taylor
Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

RE: El Paso Corporation
Incoming letter dated January 7, 2003

Dear Mr. Taylor:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to El Paso by The Sisters of Mercy, Burlingame. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

CR

RECEIVED
LOCKE, LIDDELL & SAPP LLP
2003 JAN 8 PM 3:15
ATTORNEYS & COUNSELORS
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

January 7, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Sisters of Mercy of the Americas.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). On December 12, 2002, El Paso received a proposed stockholder resolution and supporting statement (the "Proposal") from Sisters of Mercy of the Americas (the "Proponent") for inclusion in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. The Proposal seeks to require that El Paso's Compensation Committee prepare and make available a report comparing total compensation of El Paso's top executives with that of its lowest paid workers. Upon receipt of the Proposal, El Paso determined that the procedural requirements set forth in Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended, had not been met. Specifically, the Proponent failed to submit the Proposal by the December 9, 2002 deadline set forth in El Paso's 2002 Proxy Statement, as calculated in accordance with Rule 14a-8(e). The Proponent was notified of this deficiency by letter dated December 13, 2002, a copy of which is attached hereto as Exhibit B. [1]

The staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division") has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. *See* RF Micro Devices, Inc. (Apr. 12, 2002); IBP, Inc. (Jan. 19, 2000) (proposal excludable for being received after deadline even though proponent had notified

[1] We note that El Paso notified the Proponent of such deficiency, even though it was not required to do so. Rule 14a-8(f)(1) states that a company is not required to provide notice of a deficiency that cannot be remedied. The Rule, as well as Section C.6.c of the Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001), cites, as an example of a defect that cannot be remedied, the failure to submit a proposal by the company's properly determined deadline.

company prior to deadline of intent to submit proposal); Guest Supply, Inc. (Oct. 20, 1998) (proposal excludable for being received one day after the deadline); EG&G, Inc. (Dec. 23, 1997) (proposal received one day after the deadline was excludable even though proposal was dated one week before the deadline). In the present case, the Proposal was received at El Paso's principal executive offices three days after the deadline set forth in El Paso's 2002 Proxy Statement. Accordingly, we believe that the Proposal may be excluded from El Paso's proxy materials pursuant to Rule 14a-8(e) because it was not timely submitted.

El Paso expects to file its definitive proxy materials on or about March 28, 2003. On behalf of El Paso, we respectfully notify the staff of the Division and the Proponent, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth above. In accordance with Rule 14a-8 we enclose six (6) copies of this letter and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosures

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Belinda Clements
El Paso Corporation

1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

EXHIBIT A

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of Burlingame

December 5, 2002

RECEIVED
DEC 12 2002
DAVID L. SIDDALL

Mr. David L. Siddall
Corporate Secretary
El Paso Corporation
1001 Louisiana Street
Houston, TX 77002

Dear Mr. Siddall:

The Sisters of Mercy, Burlingame, seek to reflect its values, principles and mission in its investment decisions. One of the areas of concern to us is the huge disparity in pay between corporate executives and corporate employees. With all that has been said recently about pay disparity, it would seem appropriate for our company to have narrowed that gap by now.

Sisters of Mercy, Burlingame is the beneficial owner of 10,107 shares of El Paso common stock. Proof of ownership of common stock in the company for at least the last twelve months is attached. We have held the requisite amount of stock for over a year. We intend to maintain ownership through the date of the annual meeting.

We hereby notify the company that we are co-sponsoring the enclosed shareholder proposal. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors. The Catholic Funds, Inc. is the primary filer and Theodore Zimmer will serve as primary contact.

We are filing the resolution in order to meet the deadline for submission. It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Vicki Cummings

Vicki Cummings
Chief Financial Officer

Enclosure

cc: Theodore Zimmer

Administration
2300 Adeline Drive
Burlingame, CA 94010-5599
(650) 340-7410
Fax (650) 347-2550

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

ommon stock - continued

tal shares	Description	Price	Current value	Est. annual income	Trade date	Shares purchased	Purchase price	Cost basis	Unrealized Gain/loss
					05/10/02	50.000	56.100	2,805	-380
8,486	CVS CORP	27.730	235,316.78	1,952	07/11/01	3,300.000	39.532	130,457	-38,948
					02/21/02	3,686.000	27.598	101,728	484
					05/10/02	200.000	34.390	6,878	-1,332
					08/13/02	1,100.000	29.249	32,174	-1,671
					08/22/02	200.000	30.900	6,180	-634
6,120	DELL COMPUTER CORP	28.610	175,093.20		02/11/00	1,100.000	38.155	41,971	-10,500
					08/09/00	400.000	41.500	16,600	-5,156
					11/27/00	4,520.000	24.875	112,435	16,882
					05/10/02	100.000	24.120	2,412	449
10,107	EL PASO CORP	7.750	78,329.25	8,793	02/12/99	4,647.000	25.747	120,102	-84,087
					07/02/01	1,560.000	50.738	79,151	-67,061
					03/08/02	1,100.000	44.500	48,950	-40,425
					05/10/02	400.000	34.750	13,900	-10,800
					06/20/02	2,400.000	20.828	49,987	-31,387

EXHIBIT B

David L. Siddall
Vice President
Associate General Counsel
Corporate Secretary

elpaso

December 13, 2002

Certified Mail
Return Receipt Requested

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Dear Ms. Cummings:

On December 12, 2002, El Paso Corporation (the "Company") received your letter dated December 5, 2002 setting forth the stockholder proposal of Sisters of Mercy of the Americas ("Sisters of Mercy").

Pursuant to and in accordance with Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended, and as stated in the Company's proxy statement dated April 8, 2002, to be included in the Company's proxy statement for its 2003 Annual Meeting of Stockholders, a stockholder proposal must be received by the Company on or before December 9, 2002.

The proposal submitted by Sisters of Mercy was not received by the Company on or before the above deadline, and therefore the Company will not include the proposal in the proxy statement for its 2003 Annual Meeting of Stockholders.

Sincerely,

El Paso Corporation
1001 Louisiana Street Houston, Texas 77002
PO Box 2511 Houston, Texas 77252.2511
tel 713.420.6195 fax 713.420.4099

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

February 25, 2003

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Ms. Vicki Cummings
Chief Financial Officer
Sisters of Mercy of the Americas
2300 Adeline Drive
Burlingame, CA 94010-5599

Re: Proposal Submitted by Sisters of Mercy of the Americas.

Dear Ms. Cummings:

On January 7, 2003, we sent to you by certified mail a copy of this Firm's no-action request with respect to the Proposal referenced above. A copy of the certified mail certificate is attached to this letter. As of today, we have not received notice from the U.S. Postal Service that you received this package. We have inquired with the U.S. Postal Service and they have assigned case number KA14079211 to this matter. They have been unable to locate the letter.

We are therefore re-sending this to you. If you have any questions, please do not hesitate to contact Laura McBurnett at 713-226-1316.

Very truly yours,

David F. Taylor

Enclosures

cc: Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 7, 2003

The proposal requests that the board's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers on January, 1982, 1992 and 2002.

There appears to be some basis for your view that El Paso may exclude the Sisters of Mercy Burlingame as a co-proponent of the proposal because El Paso received it after the deadline for submitting proposals under rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if El Paso omits the Sisters of Mercy, Burlingame as a co-proponent of the proposal in reliance on rule 14a-8(e)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor